Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 191/2002

02042328

June 28, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
JUN 27 2002
FEE 088

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2747 Registration No.PCL. 105

Tida Samalapa
Executive Vice President

Thai Farmers Bank
Public Company Limited

Ref No. CN. 190/2002

June 28, 2002

To President
The Stock Exchange of Thailand

Subject: Normalized Provisioning Policy

On June 27, 2002, the Board of Directors resolved to allow the Bank to set aside normalized provisions above the current level of allowance for doubtful accounts which have been adequately booked by the Bank. As at March 31, 2002, the Bank possessed a total allowance for doubtful accounts of 29,493 million baht, or 244.5 percent of the allowance for doubtful accounts required by the Bank of Thailand. The Bank believes that the current level of allowance for doubtful accounts is sufficient to absorb any damages arising from the non-performing loan population.

In accordance with international standards, besides adequately setting allowance for all normal and non-performing loans, a prudent bank should be ready to set aside normalized provisions to accommodate unforeseen losses such as in the event of drastic changes in the global economy.

The Board of Directors resolved to set normalized provisions to achieve a level of approximately 0.5 percent of all normal and non-performing loans. The Bank will gradually accumulate the normalized provisions on a quarterly basis until achieving the set target. During the first accounting period, the Bank will set aside 400 million baht for the first two quarters in 2002.

Yours sincerely,

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749 Registration No.PCL. 105